UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Royal Bancshares of Pennsylvania, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $2.00 Per Share Class B Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

780081105

(CUSIP Number)

Lori A. Goldman, Esq., Secretary Bryn Mawr Bank Corporation 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010 (610) 525-1700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 780081105

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO OF ABOVE PERSON (ENTITIES ONLY) Bryn Mawr Bank Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,954,810 shares of Class A Common Stock (See Items 3, 4, and 5) (1)(2) 1,362,717 shares of Class B Common Stock (See Items 3, 4, and 5) (1)(2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Items 3, 4, and 5)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,954,810 shares of Class A Common Stock (See Items 3, 4, and 5) (1)(2)

1,362,717 shares of Class B Common Stock (See Items 3, 4, and 5) (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1% of total Class A Common Stock (See Items 3, 4, and 5) (1)(2) 70.8% of total Class B Common Stock (See Items 3, 4, and 5) (1)(3)
14	TYPE OF REPORTING PERSON* CO

(1)

Beneficial ownership of 5,954,810 shares of RBPI Class A common stock (the “Class A Common Stock”) and 1,362,717 shares of RBPI Class B common stock (the “Class B Common Stock”) is reported because Bryn Mawr Bank Corporation (“BMBC”) may be deemed to have beneficial ownership of such shares as a result of certain provisions of the Voting Agreements (as defined herein) described in this statement on Schedule 13D (this “Statement”). Each RBPI (as defined herein) shareholder is entitled to one vote for each share of Class A Common Stock and ten votes for each share of Class B Common Stock on all matters to be acted upon by the shareholders. The filing of this Statement shall not be construed as an admission by BMBC that it is the beneficial owner of any RBPI Common Stock (as defined herein) for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, and BMBC expressly disclaims such beneficial ownership.

CUSIP No. 780081105

(2)

Percentage calculated as the quotient of the number of shares of Class A Common Stock that BMBC may be deemed to beneficially own divided by 28,244,055 shares of Class A Common Stock, the number of shares of Class A Common Stock that RBPI represented to BMBC in the Merger Agreement as being issued and outstanding as of January 30, 2017. Pursuant to the Voting Agreements (as defined herein), BMBC may be deemed to beneficially own 41.2% of the voting power of all issued and outstanding RBPI Common Stock (as defined herein), based on the number of shares represented by RBPI to BMBC in the Merger Agreement (as defined herein) as being issued and outstanding as of January 30, 2017.

(3)

Percentage calculated as the quotient of the number of shares of Class B Common Stock that BMBC may be deemed to beneficially own divided by 1,924,629 shares of Class B Common Stock, the number of shares of Class B Common Stock that RBPI represented to BMBC in the Merger Agreement as being issued and outstanding as of January 30, 2017. Pursuant to the Voting Agreements (as defined herein), BMBC may be deemed to beneficially own 41.2% of the voting power of all issued and outstanding RBPI Common Stock (as defined herein), based on the number of shares represented by RBPI to BMBC in the Merger Agreement (as defined herein) as being issued and outstanding as of January 30, 2017.

ITEM 1. Security and Issuer

This Statement relates to the Class A common stock, par value $2.00 per share, and Class B common stock, par value $0.10 of Royal Bancshares of Pennsylvania, Inc., a Pennsylvania corporation (“RBPI”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of RBPI are located at One Bala Plaza, Suite 522, 231 St. Asaph’s Road, Bala Cynwyd, Pennsylvania 19004.

ITEM 2. Identity and Background

(a) This Statement is filed by Bryn Mawr Bank Corporation, a Pennsylvania corporation (“BMBC”).

(b) The principal executive offices of BMBC are located at 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010.

(c) The Bryn Mawr Trust Company (the “Bank”) received its Pennsylvania banking charter in 1889 and is a member of the Federal Reserve System. In 1986, BMBC was formed and on January 2, 1987, the Bank became a wholly-owned subsidiary of BMBC. The Bank and BMBC are headquartered in Bryn Mawr, Pennsylvania, a western suburb of Philadelphia. BMBC and its subsidiaries offer a full range of personal and business banking services, consumer and commercial loans, equipment leasing, mortgages, insurance and wealth management services, including investment management, trust and estate administration, retirement planning, custody services, and tax planning and preparation from 25 full-service branches, eight limited-hour retirement community branches, wealth offices and a full-service insurance agency throughout Montgomery, Delaware, Chester, Philadelphia and Dauphin counties of Pennsylvania and New Castle County in Delaware.

CUSIP No. 780081105

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of BMBC is set forth in Annex A hereto.

(d) During the last five years BMBC has not, and none of the persons referred to in Annex A has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years BMBC has not, and none of the persons referred to in Annex A has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the persons referred to in Annex A is set forth on Annex A.

ITEM 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated herein by reference.

BMBC may be deemed to have acquired beneficial ownership of 5,954,810 shares of Class A Common Stock pursuant to the Voting Agreements (as defined below) and certain irrevocable proxies to vote such shares of Class A Common Stock granted thereunder. BMBC may be deemed to have acquired beneficial ownership of 1,362,717 shares of Class B Common Stock pursuant to the Voting Agreements (as defined below) and certain irrevocable proxies to vote such shares of Class B Common Stock granted thereunder. Each RBPI shareholder is entitled to one vote for each share of Class A Common Stock and ten votes for each share of Class B Common Stock on all matters to be acted upon by the shareholders. In connection with the Agreement and Plan of Merger, dated as of January 30, 2017 (the “Merger Agreement”), by and between BMBC and RBPI, which is attached hereto as Exhibit 99.1, and as a condition and inducement to BMBC’s willingness to enter into the Merger Agreement, BMBC entered into the Voting Agreements, dated as of January 30, 2017 (the “Voting Agreements”), with certain shareholders of RBPI (together, the “Supporting Shareholders”), a form of which is attached hereto as Exhibit 99.2.

As described in response to Item 4, the shares of Class A Common Stock and Class B Common Stock owned by the Supporting Shareholders have not been purchased by BMBC, and thus no funds were used for such purpose. BMBC did not pay any monetary consideration to the Supporting Shareholders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated by reference to this Item 3.

ITEM 4.     Purpose of Transaction.

The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Merger Agreement

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”): (a) RBPI shall merge with and into BMBC (the “Merger”), with BMBC as the surviving corporation (the “Surviving Corporation”); and (b) the separate existence of RBPI shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of RBPI shall be vested in and assumed by BMBC. As part of the Merger, each share of Class A Common Stock (other than Treasury Stock) will be converted into the right to receive 0.1025 shares of BMBC common stock and each share of RBPI Class B common stock (the “Class B Common Stock,” and together with Class A Common Stock, collectively, the “RBPI Common Stock”) will be converted into the right to receive 0.1179 shares of BMBC common stock (the “Merger Consideration”).

CUSIP No. 780081105

Each of BMBC and RBPI made certain representations, warranties and covenants in the Merger Agreement, including, among others, covenants by RBPI to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the consummation of the Merger. The completion of the Merger is subject to certain conditions, including approval by the RBPI shareholders, the absence of any material adverse effect on RBPI’s business, the shares of BMBC common stock to be issued in the Merger being authorized for listing on the NASDAQ Stock Market, LLC, and receipt of any required approvals from federal or state banking regulators.

Upon the consummation of the Merger, (i) the directors of BMBC immediately prior to the Effective Time will be the directors of the Surviving Corporation until the next annual meeting of stockholders of the Surviving Corporation (or their earlier resignation or removal) and until their respective successors are duly elected and qualified, as the case may be, (ii) the officers of BMBC immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified, as the case may be, (iii) the articles of incorporation of the BMBC immediately prior to the Effective Time will become the articles of incorporation of the Surviving Corporation, and (iv) the bylaws of BMBC immediately prior to the Effective Time will become the bylaws of the Surviving Corporation.

A copy of the Merger Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, including, among others, covenants (i) with respect to the conduct of its business during the interim period between the execution of the Merger Agreement and consummation of the Merger and (ii) not to engage in certain kinds of transactions during such period.

The above description of the Merger Agreement and the copy of the Merger Agreement attached hereto have been included to provide investors with summary information regarding its terms. The Merger Agreement contains representations and warranties made by and to the parties thereto as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract between the parties and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of that contract. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to investors, and/or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.

Voting Agreements

In connection with the execution of the Merger Agreement, BMBC and the Supporting Shareholders have entered into the Voting Agreements. Pursuant to the Voting Agreements, the Supporting Shareholders have agreed to, among other things, vote all shares of RPBI Common Stock owned by them (i) in favor of the adoption of the Merger Agreement, (ii) against any action or agreement that has or would be reasonably likely to result in any conditions to BMBC’s obligations under the Merger Agreement not being fulfilled, (iii) against any competing takeover proposal for RBPI, (iv) against any amendments to the governing documents of RBPI, if such amendment would reasonably be expected to prevent or delay the consummation of the Merger, and (v) against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, or postpone the Merger or the transactions contemplated by the Merger Agreement. The Voting Agreement also prohibits each Supporting Shareholder from soliciting, or participating in discussions or negotiations or providing information with respect to, competing takeover proposals, subject to certain exceptions. Each Supporting Shareholder has also agreed to certain restrictions on its ability to sell, transfer or otherwise dispose of, grant any proxy to or permit to exist any pledge or any other encumbrance of any nature with respect to its shares of RPBI Common Stock.

The Voting Agreement will terminate upon the earliest of (i) the Effective Date; (ii) the date on which the Merger Agreement is terminated in accordance with its terms; or (iii) the date of any mutual modification, waiver, or amendment of the Merger Agreement that adversely affects the consideration payable to shareholders of RBPI pursuant to the Merger Agreement.

A form of Voting Agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference. The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements.

CUSIP No. 780081105

ITEM 5. Interest in Securities of the Issuer.

(a) As a result of the Voting Agreements, BMBC may be deemed to be the beneficial owner of 5,954,810 shares of Class A Common Stock held by the Supporting Shareholders, or approximately 21.1%1 of the issued and outstanding Class A Common Stock. In addition, as a result of the Voting Agreements, BMBC may be deemed to be the beneficial owner of 1,362,717 shares of Class B Common Stock held by the Supporting Shareholders, or approximately 70.8% of the issued and outstanding Class B Common Stock. Pursuant to the Voting Agreements, BMBC may be deemed to beneficially own 41.2%2 of the voting power of all issued and outstanding RBPI Common Stock, based on the number of shares represented by RBPI to BMBC in the Merger Agreement as being issued and outstanding as of January 30, 2017. The filing of this Statement shall not be construed as an admission by BMBC that it is the beneficial owner of any RBPI Common Stock for purposes of Section 13(d) or 13(g) of the Exchange Act, and BMBC expressly disclaims such beneficial ownership. To the knowledge of BMBC, no shares of RBPI Common Stock are beneficially owned by any of the persons identified in Annex A.

(b) BMBC may be deemed to have shared voting power and/or shared dispositive power with respect to 5,954,810 shares of Class A Common Stock and 1,362,717 shares of Class B Common Stock held by the Supporting Shareholders due to the terms of the Voting Agreements.

(c) To the knowledge of BMBC, no transactions in shares of RBPI Common Stock have been effected during the past sixty days by BMBC or any of the persons named on Annex A other than in connection with the execution of the Voting Agreements.

(d) To the knowledge of BMBC, no person other than the Supporting Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares referenced in Item 5(b).

(e)     Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference in this Item 6. Except as otherwise described in this Statement, to the knowledge of BMBC, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, or between any such person and any other person, with respect to any securities of RBPI.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 99.1 -

Agreement and Plan of Merger, dated January 30, 2017, by and between Bryn Mawr Bank Corporation and Royal Bancshares of Pennsylvania, Inc. (incorporated by reference to Exhibit 2.1 of the Reporting Person’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on January 31, 2017).

Exhibit 99.2 -	Form of Voting Agreement, by and between Bryn Mawr Bank Corporation and Supporting Shareholders (included as Exhibit A in Exhibit 99.1).

1 This percentage does not include options and restricted stock that were not exercised or unrestricted as of the signing of the Merger Agreement. The options and restricted stock represent 103,736 shares of Class A Common Stock. Including these options and restricted stock would raise the beneficial ownership total to 6,058,546 shares, or 21.5% of the issued and outstanding Class A Common Stock based on the number of shares represented by RBPI to BMBC in the Merger Agreement.

2 This percentage increases to 41.5% if all options and restricted stock outstanding as of the date of the Merger Agreement are included.

CUSIP No. 780081105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017

BRYN MAWR BANK CORPORATION

By:	/s/ Alison Eichert
Name: Alison Eichert Title: Vice President

CUSIP No. 780081105

ANNEX A

Executive Officers and Directors of Bryn Mawr Bank Corporation

Unless otherwise indicated, each of the individuals named below is a citizen of the United States of America and the business address of each individual is 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010.

Name	Title	Principal Occupation and Employer (if different from previous)
Francis J. Leto	President and Chief Executive Officer; Director	--
Michael W. Harrington	Chief Financial Officer, Executive Vice President	--
Joseph G. Keefer	Chief Lending Officer, Executive Vice President	--
Alison Eichert	Chief Operating Officer, Executive Vice President	--
Denise Rinear	Chief Risk Officer, Executive Vice President	--
Harry R. Madeira	Executive Vice President, Wealth Management	--
Andrea F. Gilbert	Director	President, Bryn Mawr Hospital
Lynn B. McKee	Director	Executive Vice President, Human Resources for ARAMARK
Wendell F. Holland	Director	Partner at CFDS Group, LLC
Frederick C. Peters II	Director	Chairman and Chief Executive Officer of Bluestone Financial Institutions Fund; Principal Partner Lowry’s Lane Capital LLC
David E. Lees	Director	Senior Partner, my CIO Wealth Partners, LLC; Partner, Renaissance Equity Fund
Britton H. Murdoch	Director	Managing Director of Strattech Partners, LLC; Principal and Senior Adviser of Rittenhouse Ventures II, LP; Principal of Bala Properties West LLC
Michael J. Clement	Director	Partner at Wisler, Pearlstine, Talone, Garrity, & Potash, LLP
Scott M. Jenkins	Director	President, S. M. Jenkins & Co.
Jerry L. Johnson	Director	President and CEO of Axum Advisors, LLC
A. John May	Director	Partner at Pepper Hamilton, LLP

CUSIP No. 780081105

Index of Exhibits

Exhibit 99.1 -

Agreement and Plan of Merger, dated January 30, 2017, by and between Bryn Mawr Bank Corporation and Royal Bancshares of Pennsylvania, Inc. (incorporated by reference to Exhibit 2.1 of the Reporting Person’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on January 31, 2017)

Exhibit 99.2 -	Form of Voting Agreement, by and between Bryn Mawr Bank Corporation and Supporting Shareholders (included as Exhibit A in Exhibit 99.1)